Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Valero Energy Corporation Thrift Plan

We consent to the incorporation by reference in the registration statement on Form S-8 to be filed by Valero Energy Corporation, of our report dated June 25, 2004, with respect to the statement of net assets available for benefits of the Valero Energy Corporation Thrift Plan as of December 31, 2003, the related statement of changes in net assets available for benefits for the year then ended and the supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2003 which appears in the December 31, 2003 Annual Report on Form 11-K of the Valero Energy Corporation Thrift Plan and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP
San Antonio, Texas
August 31, 2004